SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

AVIVA PLC AND ITS SUBSIDIARIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MORLEY FUND MANAGEMENT LIMITED:

BNY Norwich Union Nominees Ltd 10,434,451 BT Globenet Nominees Ltd 10,054 Chase GA Group Nominees Ltd 27,002,178 Chase Nominees Ltd 1,450,097 CUIM Nominee Ltd 9,286,549

5. Number of shares / amount of stock acquired

1,960,181

6. Percentage of issued class

0.16%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

6 June 2006

11. Date company informed

8 June 2006

12. Total holding following this notification

48,183,329 ORDINARY SHARES of £1

13. Total percentage holding of issued class following this notification

4.04%

14. Any additional information

 15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5398

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

 Date of notification

8 JUNE 2006

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